Contact

www.linkedin.com/in/gunilla-taylor-97984a106 (LinkedIn)

Top Skills

Social Media Marketing
Market Research
Client Services

Gunilla Taylor

Marketing Specialist and Business Aquisition
Greater Lansing

Experience

Odd Fellows Contracting

Marketing Specialist
April 2025 - Present (1 year 2 months)
Williamston, Michigan, United States

Keem Ventures, Inc.

CEO/President
April 2026 - Present

Saladmaster

Independent Business Owner, Create the Change LLC
June 2015 - Present (11 years)
Okemos, MI

Motivate, train, and collaborate with team to reach sales goals. Train consultants in proper cooking and sales technique. Conduct cooking schools to inform and educate customers. Formulate new recipes. Resolve customer complaints. Customer and consultant satisfaction follow-up. Coordinate with other sales managers and business owners to determine regional sales incentives. Compile and maintain records and bookkeeping.

Michigan Department of Agriculture & Rural Development

6 years 3 months

Senior Dairy Inspector
May 2022 - April 2025 (3 years)

Dairy Inspector
February 2019 - June 2023 (4 years 5 months)

Michigan Milk Producers Association

QA Laboratory Supervisor
October 2017 - July 2018 (10 months)
Ovid, Michigan

BuyLDS, LLC

Independent Business Owner
November 2013 - September 2016 (2 years 11 months)

Sales, Marketing, Customer Service

Natures Sunshine

QA Scientist

June 2003 - July 2004 (1 year 2 months)

United States

Food Microbiology. Used traditional and rapid testing, including a bactometer, to sample and test all raw products from production facilities. Environmental and water monitoring. Recorded and reported results daily and weekly.

Brigham Young University Food Lab, Meat and Dairy Plant

Food Laboratory Technician

September 2000 - June 2003 (2 years 10 months)

Provo, Utah Area

Meat and dairy sample collection and testing. Environmental and temperature monitoring at facility. Prepared mediums and solutions. Pipette sample solution into tubes or plates according to analysis being performed. Poured agar into plates, incubated plates and/or tubes to begin growth process. Performed rapid test methods. Wrote and followed SOPs for product testing and lab maintenance. Maintained weekly inventory of testing supplies. Maintained the integrity of the laboratory through the introduction of weekly lab cleaning and maintenance procedures.

_____

Education

Brigham Young University

Bachelor's Degree, Food Science, Chemistry · (2000 - 2003)